Exhibit 3

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 6: Activities of Service Providers

a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒ Yes   ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Confidential trading information consists of data regarding open or partially open Firm/Conditional Orders in JPM-X ("real- time data") and data regarding fully or partially completed Firm/Conditional Orders in JPM-X, including executions and cancellations ("historical data"). Confidential trading information, however, does not include post-execution reporting und applicable reporting rules or regulations. Confidential trading information also does not include aggregated data resulting from the combination of the JPM-X historical data associated with a Subscriber's Firm/Conditional Order with data regarding other Firm/Conditional Orders of the Subscriber or other JPMS clients, whether or not such Firm/Conditional Orders were routed to JPM-X ("Aggregated Data"). Aggregated Data includes JPM-X historical data from only the prior trading day, including end of trading on trade date, or earlier. Aggregated Data sourced only from JPM-X historical data does not provide Subscriber-specific or symbol-specific information. Aggregated Data can include any JPM-X historical data or some subset of JPM-X historical data. Aggregated Data can be used (i) by JPMS to provide market color or trend analyses externally and/or to internal principal or agency trading desks or senior management (e.g., JPMS prepares, and makes available online, a monthly summary of JPM-X activity that includes aggregate statistic such as the average trade size for each order flow type described in response to Part III, Item 13(a)); (ii) by JPMS to advertise, report on, or enhance the quality of its execution or other services offered to clients (e.g., JPMS has included in marketing materials aggregate VWAP slippage statistics that incorporate execution data from JPM-X and other venues to which Subscribers' VWAP orders were routed); and (iii) by third parties so they can provide JPMS with analytics (regarding, e.g., its market share or other performance metrics on a client-by-client basis). Such data sets are sufficiently aggregated and/or

1

anonymized that they protect the confidentiality of Subscribers' trading strategies and are not themselves confidential trading information. Moreover, the use of such data sets, depending on the context, may be subject to confidentiality restrictions under agreements with recipients of the data sets and/or JPMC policies and procedures.

No employee or contingent worker ("workforce member") of JPMS or its affiliates is dedicated solely to servicing the operations of JPM-X. Shared workforce members with some level of access to confidential trading information on JPM-X include those described below to the extent they have a need to know such information to perform their respective responsibilities in connection with: (i) the operations and support of JPM-X; (ii) JPMS' risk management and compliance with applicable law in operating JPM-X; (iii) assisting clients, senior management, and business units that send orders to JPM-X; or (iv) developing or maintaining JPMS's infrastructure and applications, including those related to JPM-X. In particular, as detailed below, limited groups of workforce members have access to all real-time and historical data in JPM-X (1), and limited groups of workforce members have access to all historical data from JPM-X (2). Separately, there are groups that have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPM-X to perform their respective responsibilities (3). Persons authorized to access confidential trading information are prohibited from using confidential trading information for purposes other than those described below.

(1)   The following groups have access to all real-time and all historical data in JPM-X for the purposes described below:

a) Electronic Client Solutions ("ECS") Liquidity Product Specialists (workforce members of JPMS and its affiliates worldwide) responsible for the development and day-to-day operation of JPMS' smart order routing technology (the "SOR") and JPMS' alternative trading systems, including JPM-X, who can access the JPM-X order book, which includes all real-time and historical data. This access allows ECS Liquidity Product Specialists to monitor the performance of JP X, prepare aggregated data sets as described above, detect any Subscriber behavior resulting in a materially negative impact to the operation of JPM-X or to other Subscribers or indicating a need to change a Subscriber's order flow type or tier assignment, work to resolve issues related to the foregoing that may arise, develop further product initiatives, and respond to client inquiries and regulatory requests; and

b) Personnel in technology groups (workforce members of JPMS) responsible for providing technical support or developing and maintaining applications, e.g., trading applications and other applications or services that support trading personnel described below, or infrastructure across JPMS, including the applications and infrastructure on which JPM-X relies, can access real-time and historical data regarding orders and executions that occur in JPM-X as necessary in the course of their work to provide support and develop and maintain the applications and infrastructure.

(2)   The following groups have access to all historical data from JPM-X for the purposes described below:

a) Operations personnel (workforce members of JPMS affiliates worldwide) responsible for processing and providing operational support for transactions effected by JPMS and its affiliates, including trades in JPM-X, who can access historical data so they can monitor the post-trade processing of and provide operational support for transactions executed in JPM-X, including with respect to the clearance, settlement, and allocation of such transactions, and work to resolve any processing or other operational issues that may arise; and

b) Personnel in Compliance, Conduct and Operational Risk, Business Control Management , and technology groups (workforce members of JPMS affiliates worldwide), who can access historical data so they can maintain (i) JPMS' and its affiliates' compliance with laws applicable to the operation of JPM-X, including through supervision, surveillance and the preparation of regulatory reports and responses to regulatory requests; and (ii) related systems.

(3) The following groups have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPM-X for the purposes described below:

a) The ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups (workforce members of JPMS and its affiliates worldwide), which provide client services to ECS clients, including JPM-X Subscribers, and can access real-time and historical data regarding subsets of orders and executions that occur in JPM-X so they can field inquiries from clients regarding orders routed to JPM-X by or on behalf of the clients;

b)   ECS senior management (workforce members of JPMS and its affiliates worldwide) responsible for the ECS business, including the JPM-X offering and its operation, who can access real-time and historical data, at a summary level (e.g., aggregated order quantities by client or symbol)so they can appropriately supervise and manage the ECS Liquidity

Product Specialists, ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups;

c)	Personnel in the equities Analytics, Automation, and Optimization quantitative research groups, Electronic Trading quantitative research groups, and the Markets Business Intelligence Group (together, the "Equities Quantitative Research Groups") (workforce members of JPMS), who can access real-time and/or historical data regarding JPM-X activity occurring through the upstream systems or desks they support when necessary in the course of their work to provide support or develop and maintain applications and infrastructure (including, in the case of (i) the Electronic Trading quantitative research group, to, e.g., develop quantitative models employed by the applications and to analyze the performance of these applications and their underlying models; (ii) the Analytics, Automation, and Optimization quantitative research group to, e.g., maintain the applications that support trading personnel described below and the integrity of data used by such applications; and (iii) the Markets Business Intelligence Group to, e.g., provide senior management with aggregated trading analytics);

d))	Personnel in Operations and Business Control Management (described in section 2 above), who can access real-time data on a limited basis in connection with their responsibilities described above;

e)	Business unit sales and trading personnel who route Firm/Conditional Orders to the algorithms/SOR or JPM-X for execution (workforce members of JPMS and its affiliates worldwide), who can access real-time and historical data regarding orders and executions that occur in JPM-X regarding only that unit's or a subset of that unit's Firm/Conditional Orders so they can monitor such Firm/Conditional Orders, field inquiries regarding their orders, including those Firm/Conditional Orders routed to JPM-X, or provide technical support for related trading applications; and

f) Personnel in Model Risk Governance and Review (workforce members of JPMS and its affiliates worldwide) who can access historical data so they can perform model governance and model review functions, including conducting independent assessment and monitoring of the performance of Firm models that execute transactions in JPM-X

Part III: **Manner of Operations**

Item 4: Hours of Operations

a.   Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

JPM-X operates during the regular trading hours set by the primary markets for NMS stocks; the hours for such a primary market typically are from 9:30 a.m. to 4:00 p.m. (New York time), Monday-Friday, except on holidays observed by the primary market. JPM-X can accept Firm/Conditional Orders from the algorithms/SOR starting at 6:30 a.m. and can accept Firm/Conditional Orders routed directly to JPM-X starting at 7:00 a.m.; however, JPM-X cancels back immediate-or-cancel ("IOC") orders in an NMS stock until after the NMS stock has ~~opened~~had an opening execution on its primary market. JPM-X does not match or execute Firm/Conditional Orders in an NMS stock until after the NMS stock has ~~opened~~had an opening execution on its primary market. In circumstances where the primary market is unavailable for trading and has not yet had an opening execution (e.g., due to a system issue), JPMS may choose to accept IOC orders or begin matching and/or executing Firm/Conditional Orders during regular trading hours. Orders received after regular trading hours will be rejected by JPM-X.

b.   Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 12/23/2024 4:09:25 PM	
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Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/101752503/2	
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